UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

Assertio Holdings, Inc.
(Name of Subject Company)

Assertio Holdings, Inc.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)
04546C304
(CUSIP Number of Class of Securities)
Mark Reisenauer
Chief Executive Officer
Assertio Holdings, Inc.
100 South Saunders Rd., Suite 300
Lake Forest, IL 60045
(224) 419-7106
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Ryan A. Murr
Branden C. Berns
Evan D’Amico
Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111-3715
(415) 393-8373

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 18, 2026 (together with the exhibits thereto, the “Schedule 14D-9”) by Assertio Holdings, Inc., a Delaware corporation (“Assertio”). The Schedule 14D-9 relates to the tender offer by Zara Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Zydus Worldwide DMCC, a limited liability company incorporated under the laws of the United Arab Emirates (“Parent”), a wholly owned subsidiary of Zydus Lifesciences Ltd., an Indian corporation (“Ultimate Parent”) to purchase all of the outstanding shares of common stock of Assertio, par value $0.0001 per share (the “Shares”), for $23.50 per Share, payable in cash, without interest and less deduction for any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 18, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement (the “Schedule TO”) filed by Purchaser with the SEC on May 18, 2026.
This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.
Item 8.   Additional Information
Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Annual Report” on Page 48 of the Schedule 14D-9 as follows:
“Expiration of the Offering Period; Completion of the Merger
The Offer and related withdrawal rights expired as scheduled at one minute following 11:59 p.m., New York City time, on June 15, 2026 (such time, the “Expiration Time”), and the Offer was not extended. Parent and Purchaser were advised by Equiniti Trust Company, LLC, the depositary for the Offer, that, as of the Expiration Time, a total of 4,286,488 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 66.32% of the issued and outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement). Purchaser accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement. Following acceptance for payment of the Shares, Purchaser owned sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Assertio’s stockholders. Accordingly, the Merger is expected to close on June 16, 2026, with Purchaser merging with and into Assertio, with Assertio continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent. The Shares will be delisted and will cease to trade on the Nasdaq Capital Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Assertio’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ASSERTIO HOLDINGS, INC.
Date: June 16, 2026	By:	/s/ Mark Reisenauer Mark Reisenauer Chief Executive Officer